UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from         to

Commission file number  001-12929

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

COMMSCOPE, INC. RETIREMENT SAVINGS PLAN

B.             Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CommScope, Inc.
(Exact name of registrant as specified in its charter)

Delaware	36-4135495
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

1100 CommScope Place SE, P.O. Box 339
Hickory, North Carolina 28602
(Address of principal executive offices)
(Zip Code)

(828) 324-2200
(Registrant’s telephone number, including area code)

COMMSCOPE, INC. RETIREMENT SAVINGS PLAN

NOTE:

All other schedules required by Section 2520.130-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants in and Plan Administrator of
CommScope, Inc. Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the CommScope, Inc. Retirement Savings Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Charlotte, North Carolina
June 25, 2007

COMMSCOPE, INC. RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS DECEMBER 31, 2006 AND 2005

	2006	2005

ASSETS:
Investments - at fair value:
Participant-directed investments	$205,864,121	$123,515,419
Nonparticipant-directed investments	—	27,759,389

Total investments	205,864,121	151,274,808

Receivables:
Employer contributions	363,129	194,060
Participant contributions	387,405	290,167

Total receivables	750,534	484,227

Cash (Note 1)	—	18,017,539

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	206,614,655	169,776,574

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	144,805	138,911

NET ASSETS AVAILABLE FOR BENEFITS	$206,759,460	$169,915,485

See notes to financial statements.

COMMSCOPE, INC. RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005

ADDITIONS:
Investment income:
Interest and dividend income	$8,115,812	$4,453,869
Net appreciation in fair value of investments	23,148,406	4,301,069

Total investment income	31,264,218	8,754,938

Contributions:
Employer’s	9,403,609	5,950,218
Participants’	11,183,547	6,099,358
Participants’ rollovers	677,298	280,317

Total contributions	21,264,454	12,329,893

Transfer from other plan (Note 1)	—	18,184,962

Total additions	52,528,672	39,269,793

DEDUCTIONS—Benefits paid to participants	15,684,697	10,445,110

NET INCREASE	36,843,975	28,824,683

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	169,915,485	141,090,802

End of year	$206,759,460	$169,915,485

See notes to financial statements.

COMMSCOPE, INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

1.                      DESCRIPTION OF THE PLAN

The following description of the CommScope, Inc. Retirement Savings Plan (the ”Plan”) is provided for general information purposes only. Participants should refer to the plan document for more complete information.

General—The Plan is a defined contribution plan covering all eligible domestic employees of CommScope, Inc. and subsidiaries (the “Company”) who are not covered by a collective bargaining agreement. Eligibility for participation in the salary deferral savings and Company-matching portions of the Plan occurs on the first day of the calendar month following the completion of one hour of service.

Prior to January 1, 2006, the Company was permitted to make a discretionary profit-sharing cash contribution to the Plan in such amount as approved by the Board of Directors of the Company. Eligibility for participation in the employer discretionary profit-sharing portion of the Plan occurred on the first day of the calendar month following the completion of 1,000 hours of service in a 12-month period. The Board of Directors of the Company designated the portion of the discretionary profit-sharing contribution that was eligible to be paid directly to participants in cash and the portion that was to be allocated to participants’ accounts, subject to each participant’s election. Effective January 1, 2006, the Plan no longer provides for discretionary profit-sharing contributions. During 2005, the discretionary profit-sharing contribution portion deferred to the participants’ accounts was $4,124,118.

The Administrative Committee is responsible for the general administration and interpretation of the Plan and for carrying out its provisions. The Investment Committee is responsible for the investment of the assets of the Plan. Vanguard Fiduciary Trust Company (“Vanguard”) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Plan Merger—Effective December 31, 2005, the CommScope Solutions Retirement Savings Plan (the ”Solutions Plan”) was merged into the Plan. As a result of the merger, assets of $18,184,962 were transferred from the Solutions Plan to the Plan. At December 31, 2005, $167,423 of these assets had been received by Vanguard.  The remainder of the assets transferred from the Solutions Plan was in transit at December 31, 2005 and is classified as cash on the 2005 Statement of Net Assets Available for Benefits. These assets were received at Vanguard on January 3, 2006.

Contributions—Participants may contribute any whole percentage from 1% up to 100% of their pretax annual base compensation, as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations. Participants who attain age 50 by the end of the plan year may contribute an additional catch-up contribution to the Plan. Effective January 1, 2006, a participant’s compensation will be automatically reduced by 2% and that amount will be contributed to the Plan for the benefit of the participant, unless the participant makes an affirmative election otherwise.

Prior to January 1, 2006, the Company made a matching contribution equal to 50% of the first 4% of base compensation that a participant contributed to the Plan through salary-reduction contributions. Effective January 1, 2006, the Company contributes 2% of base compensation for all eligible employees and matches 100% of the first 4% of compensation that a participant contributes to the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participant Accounts—Individual accounts are maintained for each plan participant. Each participant’s account is credited with the participant’s contributions and the Company’s matching contributions, as well as related plan earnings. Participant accounts are also charged with any benefit payments and an allocation of plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments—Participants direct the investment of their contributions in increments of 10% into various investment options offered by the Plan. Prior to January 1, 2006, Company-matching contributions were nonparticipant-directed in that they were automatically invested in the CommScope Stock Fund and participants were unable to transfer the funds to other investment options in the Plan. The Company’s discretionary profit-sharing contributions were allocated to investment options based on the participant’s elections.

Effective January 1, 2006, one half of the Company-matching contribution is automatically invested in the CommScope Stock Fund but may be transferred by the participant at any time thereafter to any other investment option in the Plan. The Plan currently offers eighteen mutual funds, a common trust stable value fund and the CommScope Stock Fund as investment options for participants.

Vesting—Prior to January 1, 2006, participants were immediately vested in their salary-reduction contributions, Company-matching contributions, discretionary profit-sharing cash payout and related earnings. Participants became vested in the Company’s discretionary profit-sharing contributions to the Plan and related earnings over a 5-year period. Effective January 1, 2006, participants are immediately vested in all contributions and related earnings in their accounts provided they have completed at least one hour of service on or after January 1, 2006.

Participant Loans—Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their vested account balances, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates at the time funds are borrowed. Principal and interest are paid ratably through payroll deductions.  The maximum term for a general purpose loan is five years and the maximum term for a principal residence loan is 15 years.

Payment of Benefits—Withdrawals from participant accounts are permitted upon reaching age 59 1/2, termination, retirement, death, disability or financial hardship, as defined by the Plan. Distributions are generally paid in a single lump sum in cash. As described in the Plan document, other in-service withdrawals are available to participants.

Forfeitures—At December 31, 2006 and 2005, forfeited non-vested accounts totaled $281,519 and $238,770, respectively. These forfeited balances are available to reduce future employer contributions. During the years ended December 31, 2006 and 2005, forfeited non-vested accounts were not used to reduce employer contributions.

2.                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan utilizes various investment instruments, including mutual funds, a common trust fund and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Common collective trust funds are stated at fair value as determined by the issuer of the common collective trust funds based on the fair market value of the underlying investments. Common collective trust funds with underlying investments in investment contracts are valued at fair market value of the underlying investments and then adjusted by the issuer to contract value. The CommScope Stock Fund is valued at year-end unit closing price (comprised of year-end market price for shares held by the CommScope Stock Fund plus the value of money-market reserves). Participant loans are valued at the outstanding loan balances.

The Vanguard Retirement Savings Trust is a collective investment trust fund that invests solely in the Vanguard Retirement Savings Master Trust (the “Master Trust”).  The underlying investments of the Master Trust are primarily in a pool of investment contracts that are issued by insurance companies and commercial banks and in contracts that are backed by high-quality bonds, bond trusts and bond mutual funds. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Management fees and operating expenses charged to the Plan for investment in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Administrative Expenses—All administrative expenses of the Plan, with some exceptions, such as expenses incurred with respect to making participant loans and reviewing qualified domestic relation orders, are paid by the Company.

Payments of Benefits—Benefit payments are recorded when paid.

Adoption of New Accounting Guidance—The financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”).  As required by the FSP, the Statements of Net Assets Available for Benefits present common collective trust funds with underlying investments in certain types of investment contracts at fair value as well as a line item showing an adjustment of fully benefit-responsive contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are presented on a contract value basis and were not affected by the adoption of the FSP. The adoption of the FSP did not impact the amount of net assets available for benefits at December 31, 2006 or 2005.

3.                      INVESTMENTS

The Plan’s investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2006 and 2005 are as follows:

	2006	2005
Vanguard Wellington Fund Investor Shares, 1,242,707 and 1,065,197 shares, respectively	$40,301,002	$32,328,726
Vanguard 500 Index Fund Investor Shares, 268,114 and 249,736 shares, respectively	35,013,049	28,699,672
Vanguard Federal Money Market Fund, 16,271,322 and 16,588,128 shares, respectively	16,271,322	16,588,128
Vanguard Retirement Savings Trust, 15,193,119 and 10,672,314 units, respectively	15,048,314	10,533,403
*CommScope Stock Fund, 1,033,039 and 1,379,006 units, respectively	31,487,026	27,759,389

*Participant-directed in 2006 and nonparticipant-directed in 2005.

The Plan’s investments appreciated in value (including gains and losses on investments bought and sold, as well as held during the year) by $23,148,406 and $4,301,069, during 2006 and 2005, respectively, as follows:

	2006	2005

Vanguard mutual funds:
Wellington Fund Investor Shares	$2,328,107	$169,625
500 Index Fund Investor Shares	4,149,694	834,607
Extended Market Index Fund Investor Shares	749,982	170,158
GNMA Fund Investor Shares	(50,983)	(83,331)
International Growth Fund	678,986	312,646
STAR Fund	319,172	138,329
U.S. Growth Fund	43,146	624,007
Explorer Fund	(110,210)	(20,763)
Morgan Growth Fund Investor Shares	273,161	69,232
Total Bond Market Index Fund	(6,903)	(18,890)
Windsor II Fund Investor Shares	490,543	35,276
Target Retirement 2005	(233)	—
Target Retirement 2015	44,061	—
Target Retirement 2025	73,645	—
Target Retirement 2035	70,180	—
Target Retirement 2045	19,168	—
Target Retirement Income	(4,134)	—
CommScope Stock Fund	14,081,024	2,070,173

Net appreciation in fair value of investments	$23,148,406	$4,301,069

4.                      NONPARTICIPANT-DIRECTED INVESTMENTS

Effective January 1, 2006, participants are allowed to transfer funds from the CommScope Stock Fund into other investment elections. Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows as of December 31, 2005 and for the year then ended:

Net assets—CommScope Stock Fund	$27,759,389

Change in net assets:
Investment income	$2,073,429
Employer’s contributions	2,191,149
Participants’ contributions	615,012
Participants’ rollovers	38,010
Benefits paid to participants	(1,779,033)
Transfers to participant-directed investments	(2,097,759)

Net change	1,040,808

CommScope Stock Fund:
Beginning of year	26,718,581

End of year	$27,759,389

5.                      EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain plan investments are shares of mutual funds and units of participation in a common trust fund managed by an affiliate of Vanguard. Vanguard is the trustee as defined by the Plan and, therefore, transactions involving these investments qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2006 and 2005, the Plan held common stock of CommScope, Inc., with a cost basis of $20,439,648 and $25,831,217, respectively. During the years ended December 31, 2006 and 2005, the Plan recognized no dividend income related to CommScope, Inc. common stock.

6.                      PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their accounts.

7.                      RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2006. No reconciliation was necessary as of December 31, 2005.

Net assets available for benefits per the financial statements	$206,759,460
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(144,805)

Net assets available for benefits per the Form 5500	$206,614,655

The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the year ended December 31, 2006.  No reconciliation was necessary for the year ended December 31, 2005.

Total additions per the financial statements	$52,528,672
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(144,805)

Total income per the Form 5500	$52,383,867

8.                      FEDERAL INCOME TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated May 29, 2003, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter.  A determination letter application is currently pending before the IRS.  However, the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

******

SUPPLEMENTAL SCHEDULE

COMMSCOPE, INC. RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2006

	Description of Investment,
Identity of Issue,	Including Maturity Date,
Borrower, Lessor,	Rate of Interest, Collateral,		Current
or Similar Party	Par, or Maturity Value	Cost	Value
* Vanguard Wellington Fund Investor Shares	Mutual Fund	**	$40,301,002
* Vanguard 500 Index Fund Investor Shares	Mutual Fund	**	35,013,049
* Vanguard Federal Money Market Fund	Mutual Fund	**	16,271,322
* Vanguard STAR Fund	Mutual Fund	**	5,597,081
* Vanguard U.S. Growth Fund	Mutual Fund	**	5,791,204
* Vanguard International Growth Fund	Mutual Fund	**	9,470,839
* Vanguard Extended Market Index Fund Investor Shares	Mutual Fund	**	7,877,857
* Vanguard Explorer Fund	Mutual Fund	**	5,556,144
* Vanguard Morgan Growth Fund Investor Shares	Mutual Fund	**	5,313,455
* Vanguard Total Bond Market Index Fund	Mutual Fund	**	2,460,542
* Vanguard Windsor II Fund Investor Shares	Mutual Fund	**	6,496,494
* Vanguard Retirement Savings Trust	Common Trust Fund	**	15,048,314
* Vanguard GNMA Fund Investor Shares	Mutual Fund	**	7,091,236
* Vanguard Target Retirement 2005 Fund	Mutual Fund	**	11,174
* Vanguard Target Retirement 2015 Fund	Mutual Fund	**	896,980
* Vanguard Target Retirement 2025 Fund	Mutual Fund	**	1,248,142
* Vanguard Target Retirement 2035 Fund	Mutual Fund	**	993,648
* Vanguard Target Retirement 2045 Fund	Mutual Fund	**	368,580
* Vanguard Target Retirement Income Fund	Mutual Fund	**	760
* CommScope Stock Fund	Company Stock Fund	**	31,487,026
* Various participants	Participant loans (maturing 2007 to 2021 at interest rates ranging from 5% to 10%)	**	8,569,272

TOTAL INVESTMENTS			$205,864,121

*	Permitted party-in-interest.
**	Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CommScope, Inc. Retirement Savings Plan

June 25, 2007	/s/ BARRY D. GRAHAM
Date	Barry D. Graham Treasurer, CommScope, Inc. Member, Administrative Committee

INDEX OF EXHIBITS

Exhibit No.	Description
23.1	Consent of Deloitte & Touche LLP.